

Mail Stop 4628

January 19, 2017

Marguerite N. Woung‑Chapman
Senior Vice President, General Counsel and Corporate Secretary
EP Energy Corporation
1001 Louisiana Street
Houston, TX 77002

> **Re: EP Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed January 10, 2017**
> **File No. 333-215486**

Dear Ms. Woung‑Chapman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Catherine Goodall, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP